

November 5, 2009

Room 7010

Wo Hing Li
Chief Executive Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong,
People's Republic of China

Re: China Precision Steel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
File No. 000-23039

Dear Mr. Li:

We have reviewed your response dated October 22, 2009 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Annual Report on Form 10-K, Filed September 15, 2008

Note 6. Valuation and Qualifying Accounts, page F-15

1. We note your response to prior comment 1 with regard to the reversal of your bad debt provision of $1,105,866 during 2009. The inclusion of the $1.1 million reversal as a reconciling item on the cash flow statement implies that this adjustment was recorded as a direct increase to earnings. Please confirm how this reversal was booked, specifically addressing whether you reversed the bad debt expense into income and in which period this reversal was recorded. It appears that this reversal was booked in the fourth quarter of 2009. To the extent, the reversal was, in fact, entirely booked to earnings in the fourth quarter of 2009, please tell us what consideration was given to disclosing the impact of this reversal on income/(loss) from continuing operations before income tax in your Note 22 as it appears it may have had a 36% impact on pre-tax income during the fourth

quarter 2009. Also, tell us what consideration was given to disclosing the impact this reversal had on fiscal year 2009 results in MD&A.

2. Please tell us how your allowance for doubtful accounts of $830,127 at June 30, 2009 was calculated based on the aging that is provided on page 49 of your Form 10-K. You present $2.2 million of accounts greater than 180 days, however, we can not recalculate your allowance without knowing how much of the $2.2 million is greater than 180 and greater than one year.

Note 17. Income Taxes, page F-22

3. We note your response to prior comment 2 with regard to your income tax payable balances for 2006 through 2008. Your response indicates that "the ultimate amount and timing of income tax payments are based on the assessment of taxable income by local tax authority in the PRC." Your response further states that the amount of income tax payable at June 30, 2009 of $4.8 million includes "$4.7 million from the taxable income for prior years that had not yet been assessed by or paid to the PRC tax authorities." Please clarify what you mean by "not been assessed" by the tax authorities and explain the taxing process in the PRC, specifically addressing whether or not the amount you file on your tax return differs with the amount "assessed" by the taxing authority and whether or not payment of the tax liability isn't actually triggered until a PRC tax official audits and approves the tax return. To the extent the tax assessment process directly impacts the amount of income tax payable that is recorded in your financial statements, please consider enhancing your critical accounting policy for income taxes, in future filings, to discuss the taxing process and the prospects for material adjustments to your income tax accounts and the corresponding earnings impact.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief

cc: Scott Kline, Esq. (Via Facsimile 415-983-1200)